Exhibit 99.1

Glass House Brands Announces Resignation of Board Member Jamie Mendola

LONG BEACH, CA and TORONTO, June 6, 2024 - Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., announced today that Jamie Mendola has stepped down from the Company’s Board of Directors, due to the time requirements of his increasing professional commitments.

“On behalf of the Board and the entire team, I want to thank Jamie for his service and contributions to Glass House Brands,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “As the Co-Founder and Head of Strategy and M&A at Mercer Park Brand Acquisition Corporation, Jamie played a pivotal role in the investment and due diligence efforts which culminated in Mercer Park and Glass House Brands coming together. His instrumental efforts paved the way for Glass House’s public listing, enabling us to acquire the 5.5 Million Square Foot farm (the “SoCal Farm”) in Camarillo. Over the past three years, Jamie’s insights have been invaluable to us, and we wish him continued success in his future endeavors.”

“It has been a privilege to collaborate with the Glass House team in advancing strategies aimed at establishing an organization with best-in-class cultivation processes, an efficient cost structure, and a robust retail and wholesale network within the nation’s largest and most competitive cannabis market,” said Mr. Mendola. “I take great pride in our collective achievements and remain optimistic about Glass House’s future. I extend my heartfelt gratitude to Kyle, the Board, and the senior management team for the opportunity to be part of this remarkable journey.”

Upon Mr. Mendola’s departure, the Company’s Board of Directors reduced the size of the Board from eight to seven, which reflects the recent addition of John “Jay” D. Nichols, Jr. and results in there being no vacancy following the departure of Mr. Mendola.

Due to his resignation, Mr. Mendola is removed from the slate of director nominees to be voted upon at the annual and special meeting of the Company to be held on June 21, 2024. Any votes cast for Mr. Mendola using materials previously distributed by the Company will be disregarded. The remaining seven director nominees listed in the Company’s management information circular dated May 20, 2024 and the related proxy card are the nominees for the seven remaining positions on the Company’s Board of Directors.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company’s efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan Chairman and CEO, and Graham Farrar Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

FORWARD LOOKING STATEMENTS This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. All forward-looking statements are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:
Glass House Brands Inc.
John Brebeck, Vice President of Investor Relations
T: (562) 264-5078
E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer
T: (562) 264-5078
E: ir@glasshousebrands.com

Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: (212) 896-1233
E: GlassHouse@kcsa.com